UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2019

KBL MERGER CORP. IV

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38105	81-3832378
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

527 Stanton Christian Road Newark, DE 19713	19713
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (302) 502-2727

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KBLM	The NASDAQ Stock Market LLC
Warrants, each warrant exercisable for one-half of one share of Common Stock at an exercise price of $5.75 per half share	KBLMW	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one share of Common Stock	KBLMR	The NASDAQ Stock Market LLC
Units, each consisting of one share of Common Stock, one Warrant and one Right	KBLMU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

Business Combination Agreement

On July 25, 2019, KBL Merger Corp. IV (“KBL”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with CannBioRx Life Sciences Corp., a Delaware corporation (the “Company”), Katexco Pharmaceuticals Corp., a British Columbia corporation (“Katexco”), CannBioRex Pharmaceuticals Corp., a British Columbia corporation (“CBR Pharma”), 180 Therapeutics L.P., a Delaware limited partnership (“180” and together with Katexco and CBR Pharma, the “Company Subsidiaries”), KBL Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Lawrence Pemble, in his capacity as representative of the stockholders of the Company and the stockholders of the Company Subsidiaries (the “Stockholder Representative”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of KBL (the “Merger”) at the closing (the “Closing”).

Subject to the terms and conditions of the Business Combination Agreement, at the Closing, (a) each outstanding share of Company common stock will be converted into the right to receive a number of shares of KBL common stock (the “KBL Common Stock”) equal to the exchange ratio described below; (b) each outstanding share of Company preferred stock will be converted into the right to receive a number of shares of KBL preferred stock on a one-for-one basis; and (c) each outstanding exchangeable share of the Company or any of the Company Subsidiaries, as the case may be, will be converted into the right to receive a number of exchangeable shares equal to the exchange ratio described below. Each exchangeable share will be an exchangeable share in a Canadian subsidiary of KBL that will be exchangeable for KBL Common Stock.

Subject to the terms and conditions of the Business Combination Agreement, at the Closing, KBL will acquire 100% of the outstanding equity and equity equivalents of the Company (including options, warrants or other securities that have the right to acquire or convert into equity securities of the Company) (collectively, the “Company Securities”) in exchange for shares of KBL Common Stock (the “Transaction Shares”) valued at $175 million (the “Valuation”), subject to adjustment as described below. Each Transaction Share will have a value equal to $10.00. The $175 million of consideration will be reduced by the amount of any liabilities of the Company in excess of $5 million at the Closing.

KBL, Merger Sub, the Company, the Company Subsidiaries and the Stockholder Representative agreed that immediately following the Closing, KBL’s board of directors (the “Board”) will consist of eight directors, two of which will be designated by KBL, three of which will be designated by the Company and three of which will be mutually agreed by KBL and the Company.

In connection with the Business Combination Agreement, KBL and Tyche Capital LLC entered into a guarantee and commitment agreement (the “Tyche Backstop Agreement”) pursuant to which, among other things, Tyche agreed to purchase from KBL certain shares of KBL Common Stock on the terms and subject to the conditions and limitations set forth therein such that at the Closing, KBL will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) (the “Net Tangible Assets Closing Condition”).

Prior to the consummation of the Merger, the holders of a majority of KBL Common Stock attending a stockholder’s meeting (at which there is a quorum) must approve the transactions contemplated by the Business Combination Agreement (the “Stockholder Approval”). In connection with obtaining the Stockholder Approval, KBL must call a meeting of its stockholders and must prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement related to the stockholder meeting to be held in connection with the Merger, which will be mailed to all stockholders entitled to vote at the meeting.

Consummation of the Business Combination is subject to certain closing conditions, including, among other things, the approval by the stockholders of the Company and KBL, the receipt of required regulatory approvals, the effectiveness of a registration statement to be filed by KBL for the Transaction Shares to be issued in the Merger (the “Registration Statement”) and the satisfaction of the Net Tangible Assets Closing Condition. In accordance with the terms of the Business Combination Agreement, (i) certain executive officers, directors and stockholders of the Company (solely in their respective capacities as Company stockholders) holding approximately 52% of the outstanding Company capital stock have entered into support agreements with KBL to vote all of their shares of capital stock of the Company in favor of adoption of the Business Combination Agreement (the “Support Agreement”).  The Support Agreement includes covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Business Combination Agreement and against any competing acquisition proposals.  In addition, the Company has agreed to acquire lock-up agreements (the “Lock-Up Agreements”) pursuant to which certain executive officers, directors and stockholders of the Company holding approximately 90% of the outstanding capital stock of the Company will accept certain restrictions on transfers of shares of KBL Common Stock until the earlier of (i) one year after the Merger, or (ii) on such earlier date as provided in clauses (x) or (y) below if, subsequent to the Merger, (x) the last sale price of the KBL Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the Merger or (y) the date following the Merger on which KBL completes a liquidation, merger, stock exchange or other similar transaction that results in all of KBL’s stockholders having the right to exchange their shares of KBL Common Stock for cash, securities or other property.

The Business Combination Agreement contains certain termination rights for both KBL and the Company.

The stockholders of the Company prior to the Merger have also agreed to indemnify the post-transaction company in certain limited circumstances. The indemnification shall survive for a period of 12 months following the Closing. Six percent of the Transaction Shares will be held in escrow for purposes of satisfying the indemnification obligations of the stockholders.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, the form of Support Agreement, the form of Lock-Up Agreement and the form of Tyche Backstop Agreement, which are filed as Exhibits 2.1, 2.2, 2.3 and 10.1, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.  The Business Combination Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about KBL or the Company or to modify or supplement any factual disclosures about KBL in its public reports filed with the SEC. The Business Combination Agreement includes representations, warranties and covenants of KBL and the Company made solely for the purpose of the Business Combination Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Business Combination Agreement. Investors should not rely on the representations, warranties and covenants in the Business Combination Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of KBL, the Company or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Business Combination Agreement, rather than establishing matters of fact.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, statements relating to the timing and completion of the proposed business combination; KBL’s continued listing on the Nasdaq Stock Market until closing of the proposed business combination; expectations regarding the capitalization, resources and ownership structure of the combined company; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by KBL stockholders; the ability to meet the Nasdaq Stock Market’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; expectations with respect to future performance, growth and anticipated acquisitions; ability to recognize the anticipated benefits of the proposed business combination; the Company’s ability to execute its plans to develop and market new drug products and the timing and costs of these development programs; the Company’s estimates of the size of the markets for its potential drug products; potential litigation involving KBL or the Company or the validity or enforceability of the Company’s intellectual property; global economic conditions; geopolitical events and regulatory changes; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in KBL’s most recent filings with the SEC and will be contained in the proxy statement/prospectus to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning KBL or the Company, the transactions described herein or other matters and attributable to KBL or the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of KBL or the Company undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

In connection with the proposed transactions described herein, KBL and the Company will prepare a proxy statement/prospectus for KBL’s stockholders and a registration statement on Form S-4 to be filed with the Securities and Exchange Commission.  KBL’s proxy statement/prospectus will be mailed to KBL’s stockholders that do not opt to receive the document electronically. KBL and the Company urge investors, stockholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed business combination transaction.  Such persons can also read KBL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. KBL’s definitive proxy statement/prospectus, which will also be included in the registration statement, will be mailed to stockholders of KBL as of a record date to be established for voting on the transactions described in this Current Report on Form 8-K. KBL’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: KBL Merger Corp. IV, 150 West 56th Street, Suite 5901, New York, NY 10019; e-mail: admin@kblvc.com.  These documents, once available, can also be obtained, without charge, at the Securities and Exchange Commission’s web site (http://www.sec.gov).

Participants in the Solicitation

KBL and its directors and executive officers, may be deemed to be participants in the solicitation of proxies for the meeting of KBL’s stockholders to be held to approve the transactions described in this Current Report on Form 8-K. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of KBL’s stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about KBL’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 1, 2019. You can obtain free copies of these documents from KBL using the contact information above.

Disclaimer

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of KBL and the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Employment Agreements

Marlene Krauss

On July 23, 2019, KBL entered into an employment agreement (the “Krauss Employment Agreement”) with Marlene Krauss, the current Chief Executive Officer of KBL, which agreement will be effective upon the Closing, and pursuant to which Dr. Krauss will serve as the President and Chief Executive Officer of KBL after the Closing. Pursuant to the Krauss Employment Agreement, Dr. Krauss will receive an initial base salary of $500,000, with annual increases of 10% per year, and a target cash bonus opportunity equal to 50% of her base salary. Dr. Krauss will also receive an equity award (which award will be granted under an equity incentive plan to be approved by KBL’s stockholders) in an amount equal to 3.75% of the fully-diluted equity of KBL as of the Closing. The equity award granted to Dr. Krauss will vest ratably on a monthly basis over 36 months, beginning on the last day of the month of the date of grant, with accelerated vesting in the event of her death, disability, termination by KBL without cause or by Dr. Krauss for good reason, or upon a change in control or sale of KBL. The initial term of the Krauss Employment Agreement is three years beginning on the date of the Closing, and the term will automatically extend for additional one-year periods unless either party provides at least 90 days’ written notice. Upon the termination of Dr. Krauss’ employment by KBL without cause, or by Dr. Krauss for good reason, or non-renewal of the term of the Krauss Employment Agreement by KBL, Dr. Krauss will be entitled to (i) severance payments in the form of continued base salary for the thirty-six (36) months if such termination happens during the first year of her employment under the Krauss Employment Agreement, twenty four months (24) if termination happens in the second year of her employment, and twelve (12) months if the termination happens in the third year of her employment or thereafter; (ii) payment of any accrued and unpaid annual bonus for any year preceding the year in which her employment terminates; (iii) payment of a pro rata annual bonus for the year in which her employment terminates; and (iv) payment of her monthly health insurance premiums for a period matching the period that she is entitled to severance payments.

The preceding summary of the Krauss Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Krauss Employment Agreement which is filed as Exhibit 10.2 to this Current Report on Form 8-K and which is incorporated herein by reference.

George Hornig

In addition, on July 23, 2019, KBL entered into an employment agreement (the “Hornig Employment Agreement”) with George Hornig, the current Chairman of the Board of KBL, which agreement will be effective upon the Closing, and pursuant to which Mr. Hornig will serve as the Chief Operating Officer and Acting Chief Financial Officer of KBL. Pursuant to the Hornig Employment Agreement, Mr. Hornig will receive an initial base salary of $250,000, with annual increases of 10% per year, and a target cash bonus opportunity equal to 50% of his base salary. Mr. Hornig would also receive an equity award (which award will be granted under an equity incentive plan to be approved by KBL’s stockholders) in an amount to be recommended by the Chief Executive Officer of KBL and approved by the Board. The equity award granted to Mr. Hornig will vest ratably on a monthly basis over 36 months, beginning on the last day of the month of the date of grant, with accelerated vesting in the event of his death, disability, termination by KBL without cause or by Mr. Hornig for good reason, or upon a change in control or sale of KBL. The initial term of the Hornig Employment Agreement is three years beginning on the closing date, and the term will automatically extend for additional one-year periods unless either party provides at least 90 days’ written notice. Upon the termination of Mr. Hornig’s employment by KBL without cause, or by Mr. Hornig for good reason, or non-renewal of the term of the agreement by KBL, Mr. Hornig will be entitled to (i) severance payments in the form of continued base salary for the thirty-six (36) months if such termination happens during the first year of his employment under the agreement, twenty four months (24) if termination happens in the second year of his employment, and twelve (12) months if the termination happens in the third year of his employment or thereafter; (ii) payment of any accrued and unpaid annual bonus for any year preceding the year in which his employment terminates; (iii) payment of a pro rata annual bonus for the year in which his employment terminates; and (iv) payment of his monthly health insurance premiums for a period matching the period that he is entitled to severance payments.

The preceding summary of the Hornig Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Hornig Employment Agreement which is filed as Exhibit 10.3 to this Current Report on Form 8-K and which is incorporated herein by reference.

Item 8.01 Other Events.

In connection with the Closing, the parties contemplate seeking financing of approximately $50 million and have agreed to use their commercially reasonable efforts to consummate such financing. Any securities sold in the contemplated financing will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any proceeds from such financing will be used primarily for continued research and development and working capital.

Attached as Exhibit 99.1 is a copy of the joint press release issued by KBL and the Company on July 26, 2019 announcing the execution of the Business Combination Agreement.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of July 25, 2019, by and among KBL, the Company, Katexco, CBR Pharma, 180, Merger Sub and the Stockholder Representative.
2.2	Form of Support Agreement, by and between KBL and certain stockholders of the Company.
2.3	Form of Lock-Up Agreement, by and between KBL and certain stockholders of the Company.
10.1	Form of Tyche Backstop Agreement
10.2#	Employment Agreement, dated as of July 23, 2019, by and between KBL and Marlene Krauss.
10.3#	Employment Agreement, dated as of July 23, 2019, by and between KBL and George Hornig.
99.1	Joint Press Release dated July 26, 2019, issued by KBL and the Company

*	Certain schedules and exhibits to the Business Combination Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.
#	Management contract or compensatory plans or arrangements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2019

KBL MERGER CORP. IV

By:	/s/ Marlene Krauss, M.D.
Name: Marlene Krauss, M.D. Title: Chief Executive Officer

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